[CGSH letterhead]

August 5, 2020

Mr. Corey Jennings Special Counsel U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

VIA EDGAR

Re:	The Republic of Korea
Post-effective Amendment No. 2 to
Registration Statement under Schedule B
File No. 333-231096
Filed July 8, 2020

Dear Mr. Jennings:

On behalf of our client, The Republic of Korea (the “Registrant”), we set forth below the Registrant’s responses to your letter, dated August 4, 2020, containing the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s registration statement under Schedule B (File No. 333-231096) (the “Registration Statement”) filed with the Commission on July 8, 2020. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrant’s responses immediately below each of the comments.

Mr. Corey Jennings, p. 2

General

1.	Please update any future filings, as necessary, to include any material updates relating to the impact of COVID-19.

The Registrant acknowledges this comment to update any of its future filings, as necessary, to include any material updates relating to the impact of COVID-19.

Relations with North Korea, page 6

2.	Please update your discussion, as necessary, to reflect any material recent developments in your relations with North Korea.

The Registrant believes that all material recent developments in its relations with North Korea have been reflected in the Registration Statement. The Registrant plans to continue to monitor for any material developments in its relations with North Korea and will reflect such developments in any of its future filings.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Staff’s comment is respectfully noted.

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We sincerely hope that the Registrant’s responses above adequately address the Staff’s comments. On behalf of our client, we thank the Staff for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or requires any further information, please do not hesitate to contact the undersigned by telephone at +82-2-6353-8020, by fax at +82-2-6353-8099 or by e-mail at jhan@cgsh.com or Anne Saehee Kim by telephone at +82-2-6353-8029, by fax at +82-2-6353-8099 or by e-mail at annekim@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Jaewoo Lee
Senior Deputy Director, Ministry of Economy and Finance
The Republic of Korea